

April 3, 2024

Bradley S. Vizi
Executive Chairman and President
RCM Technologies, Inc.
2500 McClellan Avenue, Suite 350
Pennsauken, NJ 08109-4613

      Re: RCM Technologies, Inc.
         Registration Statement on Form S-3
         Filed March 29, 2024
         File No. 333-278376

Dear Bradley S. Vizi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Justin W. Chairman